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SEC FILE NUMBER
8-69995

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HUBBLE INVESTMENTS, LLC

SEC Mail Processing

AUG 29 2024

Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 FRANKLIN PARKWAY BLDG # 930 /1 - FINTECH SUITE
(No. and Street)

SAN MATEO (City) CA (State) 94403 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Swati NMN Chaturvedi (Name) 833-277-6735 (Area Code – Telephone Number) swati@hubble.investments (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800 (Address) Century City (City) California (State) 90067 (Zip Code)

9/15/2020 (Date of Registration with PCAOB)(if applicable) 6567 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Swati NMN Chaturvedi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HUBBLE INVESTMENTS, LLC, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Swati Chaturvedi

Title: CEO, Hubble Investments LLC

SEC Mail Processing

AUG 29 2024

Washington, DC

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of San Mateo)

On 08/12/2024 before me, Morenike Damali Mitchell-Yoakum, Notary Public
Date *Here Insert Name and Title of the Officer*

Personally appeared Swati Chaturvedi
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Morenike Yoakum
Signature of Notary Public

NOTARY PUBLIC CALIFORNIA
SAN MATEO COUNTY
SEP 4 2026

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document ______ Document Date 08/12/24

Number of Pages 2 Signer(s) Other Than Named Above ______

Capacity(ies) Claimed by Signer(s)

Signer's Name ______
☐ Corporate Officer — Title(s) ______
☐ Partner ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other ______
Signer Is Representing ______

Signer's Name ______
☐ Corporate Officer — Title(s) ______
☐ Partner ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other ______
Signer Is Representing ______

8/12/24 MY

Contents

For the Year Ended June 30, 2024

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Hubble Investments LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hubble Investments LLC (the "Company") as of June 30, 2024, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
August 12, 2024

Hubble Investments LLC

Statement of Financial Condition
June 30, 2024

ASSETS		
Cash	$	38,862
Prepaid and other expenses		8,650
TOTAL ASSETS	$	47,512
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	1,856
Due to affiliate		23,200
TOTAL LIABILITIES		25,056
MEMBER'S EQUITY		22,456
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	47,512

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Statement of Operations
For the Year Ended June 30, 2024

REVENUES:	
Investment banking	221,967
Total revenues	221,967
OPERATING EXPENSES:	
Compensation and benefits	172,159
Regulatory fees	16,685
Professional fees	167,541
Dues and subscriptions	18,278
Other expenses	44,561
Total expenses	419,224
NET LOSS	$ (197,257)

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Hubble Investments LLC

Statement of Changes in Member's Equity
For the Year Ended June 30, 2024

MEMBER'S EQUITY, June 30, 2023	$	159,713
Capital contributions		60,000
Net Loss		(197,257)
MEMBER'S EQUITY, June 30, 2024	$	22,456

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Hubble Investments LLC

Statement of Cash Flows
For the Year Ended June 30, 2024

OPERATING ACTIVITIES:	
Net Loss	$ (197,257)
Adjustments to reconcile net loss to net cash used by operating activities	
Changes in operating assets and liabilities	
Decrease in accounts receivable	67,000
Decrease in due from affiliates	5,769
Decrease in prepaid expenses	18,395
Decrease in accounts payable and accrued expenses	(4,099)
Increase due to affiliate	23,200
Net cash used by operating activities	(86,992)
FINANCING ACTIVITIES:	
Capital contributions	60,000
Net cash provided by financing activities	60,000
NET DECREASE IN CASH	(26,992)
CASH AT June 30, 2023	65,854
CASH AT June 30, 2024	$ 38,862

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Notes to Financial Statements
June 30, 2024

1. Organization and Nature of Business

Hubble Investments LLC (the "Company") was organized in the State of Delaware on May 30, 2017, and is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC). It has been a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC") since April 12, 2018. The Company is a single member limited liability company whose sole member is Hubble Holdings, LLC (the "Member"). The Grandparent/Parent of Company's Member is Propel(X), Inc. ("Grandparent" or "PoCM").

The Company provides accredited investors with private placement and investment banking consulting services and is generally compensated at the closing of such transactions in the form of a success fee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash
The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Accounts Receivable
Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

d) Revenue Recognition
Investment banking fees consist of placement fee and consulting revenues. Private placement revenues are recognized at the time the deal is closed upon completion of performance obligations. Consulting revenues are recorded in the period in which they are earned. Consulting revenues may be billed a few months at a time, therefore any unearned portion of the revenues are recorded as deferred revenues on the Statement of Financial Condition. There were no open contracts for the fiscal year ended June 30, 2024. For the fiscal year ended June 30, 2024, the Company's consulting fees of $42.500 and placement fees of $179,467 totaled the Invesmtment banking balance on the Statement of Operations.

e) Income Taxes
As an LLC, the Company is treated as a disregarded entity for federal and state tax purposes. Any income tax liability is reported on the tax return of the parent entity and passed along to the Grandparent. The Company is subject to the California State LLC tax, which is based upon gross receipts as well as a minimum franchise tax.

The Company is required to file tax returns in both state and city tax jurisdictions. These tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2024, state and city taxing authorities have not proposed any adjustment to the Company's tax position.

2. Summary of Significant Accounting Policies (continued)

f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2024 or during the fiscal year then ended. The Company's operations have sustained losses since its inception in 2018 through the year ended June 30, 2024. The Company believes this does not affect their ability to continue as a going concern and the sole member has committed to funding the continued operations of the Company to maintain net capital compliance.. Management believes the sole member will continue to maintain the Company as a going concern.

4. Income Taxes

As discussed in Note 2, no provision of liability for income taxes is included in these financial statements.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its returns are more likely than not to be sustained upon examination. The Company is subject to examination by State tax authorities, generally for three years after they are filed.

5. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending June 30, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Notes to Financial Statements
June 30, 2024

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2024 or during the fiscal year ended June 30, 2024.

7. Related Parties

The PoCM provides a web based service that matches investors to science and technology startups. The Company serves as the placement agent for these transactions, and all of the Company's placement fees of $179,467 were earned from this relationship. The Company is compensated by the startups at the closing of each placement.

The PoCM entered into an agreement with one of its investors, whereby the investor has agreed to provide office space for the PoCM for three years at no charge. As of May 2024, the Company entered into an expense sharing agreement with PoCM, which includes rent and other operating expenses. These balances are included in Other expenses on the Statement of Operations.

8. Net Capital Requirement

The Company is subject to the Securities Exchange Act of 1934 Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2024, the Company had net capital of $13,806 which was $8,806 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.81 to 1.

9. Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

10. 401K Plan

The Company implemented and operates an employer sponsored 401k plan. No employer contributions have been made to the plan during the fiscal year ended June 30, 2024.

SCHEDULE I

Hubble Investments LLC

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

June 30, 2024

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	22,456
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(8,650)
NET CAPITAL	$	13,806
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	25,055
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, greater of 6 2/3% of aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	8,806
Ratio of aggregate indebtedness to net capital		1.81 to 1

There are no material differences between the preceding computation and the Company's most recently filed unaudited Part IIA of Form X-17A-5 as of June 30, 2024.

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

Hubble Investments LLC

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES EXCHANGE ACT of 1934

June 30, 2024

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements of securities and investment banking consulting services As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

See Report of Independent Registered Public Accounting Firm

SCHEDULE III

Hubble Investments LLC

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
EXCHANGE ACT OF 1934

June 30, 2024

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements of securities and investment banking consulting services As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Hubble Investments LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2024

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Hubble Investments LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hubble Investments LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Hubble Investments LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and that the Company did not identify any exceptions to this assertion throughout the fiscal year ended June 30, 2024. Hubble Investments LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hubble Investments LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
August 12, 2024

Hubble Investments
Member FINRA & SIPC

Hubble Investments LLC
Exemption Report
For the Year Ended June 30, 2024

Hubble Investments LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; and (2) investment banking consulting services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hubble Investments LLC

I, Swati Chaturvedi, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Swati Chaturvedi.

Title: CEO, Hubble Investments LLC